ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180289
Dated August 17, 2012



Optimization

HSBC USA Inc. Trigger Yield Optimization Notes

$ Notes linked to the common stock of JPMorgan Chase & Co. due on or about August 22, 2014

Investment Description

These Trigger Yield Optimization Notes (the "Notes") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the performance of the common stock of JPMorgan Chase & Co. (the "Underlying Stock"). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. The Issue Price of the Notes will be equal to the Closing Price of the Underlying Stock on the Trade Date (the "Initial Price"). On a monthly basis, HSBC will pay you a coupon regardless of the performance of the Underlying Stock. At maturity, HSBC will either pay you the Principal Amount per Note or, if the Closing Price of the Underlying Stock on the Final Valuation Date is below the specified Trigger Price, HSBC will deliver to you one share of the Underlying Stock per Note (subject to adjustments in the case of certain events described in the accompanying stock-linked underlying supplement).

Investing in the Notes involves significant risks. You may lose some or all of your Principal Amount. In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving shares of the Underlying Stock at maturity that are worth significantly less than your Principal Amount, and may be worthless, and the credit risk of HSBC for all payments under the Notes. Generally, the higher the coupon rate is on a Note, the greater the risk of loss will be on that Note. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

❑ **Income:** Regardless of the performance of the Underlying Stock, HSBC will pay you a monthly coupon. In exchange for receiving the monthly coupon on the Notes, you are accepting the risk of receiving shares of the Underlying Stock at maturity that are worth significantly less than your Principal Amount, and may be worthless, and the credit risk of HSBC for all payments under the Notes.

❑ **Contingent Repayment of Principal Amount at Maturity:** If the price of the Underlying Stock does not close below the Trigger Price on the Final Valuation Date, HSBC will pay you the Principal Amount per Note at maturity and you will not participate in any appreciation or decline in the value of the Underlying Stock. If the price of the Underlying Stock closes below the Trigger Price on the Final Valuation Date, HSBC will deliver to you one share of the Underlying Stock at maturity per Note, which is expected to be worth significantly less than your Principal Amount and may have no value at all. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	August 17, 2012
Settlement Date	August 22, 2012
Final Valuation Date[2]	August 18, 2014
Maturity Date[2]	August 22, 2014

[1] Expected.
[2] See page 3 for additional details.

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE NOTES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES. THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING STOCK, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF YOUR INVESTMENT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 5 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING STOCK-LINKED UNDERLYING SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

These terms relate to Trigger Yield Optimization Notes we are offering linked to the common stock of JPMorgan Chase & Co. The coupon rate, Initial Price and Trigger Price of the Notes will be set on the Trade Date. Coupons will be paid monthly in arrears in 24 equal installments.

Underlying Stock	Exchange	Coupon Rate*	Initial Price	Trigger Price	CUSIP	ISIN
Common stock of JPMorgan Chase & Co. (JPM)	New York Stock Exchange	[7.00]% per annum	$●	70.00% of the Initial Price	40433M237	US40433M2373

*The actual coupon rate will be determined on the Trade Date and will be at least equal to the coupon rate set forth herein for the offering of the Notes.

See "Additional Information about HSBC USA Inc. and the Notes" on page 2 of this free writing prospectus. The Notes offered will have the terms specified in the accompanying prospectus dated March 22, 2012, the accompanying prospectus supplement dated March 22, 2012, the accompanying stock-linked underlying supplement dated March 22, 2012 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying stock-linked underlying supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for a description of the distribution arrangement.

Notes	Issue Price to Public Total	Issue Price to Public Per Note	Underwriting Discount Total	Underwriting Discount Per Note	Proceeds to Us Total	Proceeds to Us Per Note
JPMorgan Chase & Co.	●	100%	●	2.75%	●	97.25%

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information about HSBC USA Inc. and the Notes

This free writing prospectus relates to a Note offering linked to the Underlying Stock identified on the cover page. As a purchaser of a Note, you will acquire an investment instrument linked to the Underlying Stock. Although the Note offering relates to the Underlying Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Underlying Stock, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the stock-linked underlying supplement dated March 22, 2012. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 5 of this free writing prospectus and in "Risk Factors" beginning on page S-3 of the prospectus supplement and beginning on page S-1 of the accompanying stock-linked underlying supplement, as the Notes involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and the stock-linked underlying supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and stock-linked underlying supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and stock-linked underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC's web site at www.sec.gov as follows:

- Stock-linked underlying supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

As used herein, references to "HSBC" or "Issuer" are to HSBC USA Inc. References to the "stock-linked underlying supplement" mean the stock-linked underlying supplement dated March 22, 2012, references to the "prospectus supplement" mean the prospectus supplement dated March 22, 2012 and references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 22, 2012.

Investor Suitability

The Notes may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦ You can tolerate losing some or all of your initial investment and are willing to make an investment that may have the same downside market risk as the Underlying Stock.

♦ You believe the Final Price is not likely to be below the Trigger Price and, if it is, you can tolerate receiving shares of the Underlying Stock at maturity worth less than your Principal Amount or that may have no value at all.

♦ You understand and accept that you will not participate in any appreciation in the price of the Underlying Stock and that your return at maturity is limited to the coupons paid on the Notes.

♦ You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Stock.

♦ You would be willing to invest in the Notes if the coupon rate was set equal to the amount specified on the cover hereof (the actual coupon rate will be determined on the Trade Date but will not be less than the coupon rate specified on the cover of this free writing prospectus).

♦ You accept the higher risk, and wish to receive the potentially higher returns, of the Notes, in contrast to conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.

♦ You are willing to hold the Notes to maturity, a term of approximately 24 months, and accept that there may be no secondary market for the Notes.

♦ You are willing to assume the credit risk of HSBC for all payments under the Notes, and understand that if HSBC defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦ You cannot tolerate losing some or all of your initial investment and are unwilling to make an investment that may have the same downside market risk as the Underlying Stock.

♦ You seek an investment designed to provide a full return of principal at maturity.

♦ You believe the Final Price is likely to be below the Trigger Price, which could result in a total loss of your initial investment.

♦ You cannot tolerate receiving shares of the Underlying Stock at maturity worth less than your Principal Amount or that may have no value at all.

♦ You seek an investment that participates in the full appreciation in the price of the Underlying Stock or that has unlimited return potential.

♦ You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Stock.

♦ You would be unwilling to invest in the Notes if the coupon rate was set equal to the amount specified on the cover hereof (the actual coupon rate will be determined on the Trade Date but will not be less than the coupon rate specified on the cover of this free writing prospectus).

♦ You prefer the lower risk and, therefore, accept the potentially lower returns of conventional debt securities with comparable maturities and credit ratings that bear interest at prevailing market rates.

♦ You are unable or unwilling to hold the Notes to maturity, a term of approximately 24 months, and seek an investment for which there will be an active secondary market.

♦ You are not willing to assume the credit risk of HSBC for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 5 of this free writing prospectus and the more detailed "Risk Factors" beginning on page S-1 of the stock-linked underlying supplement and beginning on page S-3 of the accompanying prospectus supplement.

Indicative Terms	
Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	Equal to the Initial Price (as defined below) of the Underlying Stock.
Term:	Approximately 24 months
Trade Date:	August 17, 2012
Settlement Date:	August 22, 2012
Final Valuation Date:	August 18, 2014, subject to adjustment in the event of a Market Disruption Event.
Maturity Date:	August 22, 2014, subject to adjustment in the event of a Market Disruption Event.
Underlying Stock:	Common stock of JPMorgan Chase & Co. (Ticker: JPM)
Coupon Payments:[1][2]	Coupon paid monthly in arrears on the Coupon Payment Dates in 24 equal installments based on the coupon rate, regardless of the performance of the Underlying Stock.
	The coupon rate per annum for Notes will be at least 7.00% of the Principal Amount of the Notes (equivalent to at least 14.00% payable over the term of the Notes). The actual coupon rate will be determined on the Trade Date.
Equal Installments:	Coupon Payments will be made in 24 equal monthly installments at the rate of at least 0.5833% of the Principal Amount (to be determined on the Trade Date).
Payment at Maturity[1][2] (per Note):	**If the Final Price of the Underlying Stock is greater than or equal to the Trigger Price,** HSBC will pay you a cash payment on the Maturity Date (in addition to any Coupon Payment) equal to the full Principal Amount.
	If the Final Price is below the Trigger Price, HSBC will deliver to you one share of the Underlying Stock for each Note you then hold (subject to adjustments in the case of certain corporate events as described in the accompanying stock-linked underlying supplement).
	The full repayment of the Principal Amount is not guaranteed. The shares of the Underlying Stock you may receive at maturity will likely be worth significantly less than your principal and may have no value at all.
Initial Price:	The Closing Price of one share of the Underlying Stock on the Trade Date.
Final Price:	The Closing Price of one share of the Underlying Stock on the Final Valuation Date.
Trigger Price:	70.00% of the Initial Price.
Closing Price:	On any scheduled trading day, the last reported sale price of the Underlying Stock on the relevant exchange as determined by the Calculation Agent.
Calculation Agent:	HSBC USA Inc.
Deposit and Put Premium:	As described in the prospectus supplement under "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit," for purposes of dividing the at least 7.00% per annum coupon rate (to be determined on the Trade Date) on the Notes among interest on the Deposit and Put Premium, ●% constitutes interest on the Deposit and ●% constitutes Put Premium.
Coupon Payment Dates:	Coupons will be paid in arrears in 24 equal monthly installments on the coupon payment dates listed below.

September 24, 2012	September 23, 2013
October 22, 2012	October 22, 2013
November 23, 2012	November 22, 2013
December 24, 2012	December 23, 2013
January 22, 2013	January 22, 2014
February 22, 2013	February 24, 2014
March 22, 2013	March 24, 2014
April 22, 2013	April 24, 2014
May 22, 2013	May 22, 2014
June 24, 2013	June 23, 2014
July 22, 2013	July 22, 2014
August 22, 2013	August 22, 2014 (the Maturity Date)

Investment Timeline



Trade Date: The Closing Price of the Underlying Stock (Initial Price) is observed, the Trigger Price is determined and the coupon rate is set.

The Issue Price per Note is set equal to the Closing Price of the Underlying Stock.

Monthly (including at Maturity): HSBC pays the coupon payments.

Maturity Date: The Final Price will be determined on the Final Valuation Date.

If the Final Price is greater than or equal to the Trigger Price, HSBC will pay you an amount in cash equal to your Principal Amount.

If the Final Price is below the Trigger Price, HSBC will deliver to you one share of the Underlying Stock for each Note you own.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. YOU MAY RECEIVE SHARES AT MATURITY THAT ARE WORTH LESS THAN YOUR PRINCIPAL AMOUNT OR MAY HAVE NO VALUE AT ALL. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

[1] The Coupon Payments and the Payment at Maturity, including any contingent repayment of principal, are provided by HSBC USA Inc. and, therefore, are dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.
[2] Subject to postponement as described under "Business Day" and "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying stock-linked underlying supplement.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but HSBC urges you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying stock-linked underlying supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦ **Risk of Loss at Maturity** — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full Principal Amount of the Notes at maturity. HSBC will only pay you the Principal Amount of your Notes in cash if the Final Price of the Underlying Stock is greater than or equal to the Trigger Price and such payment will only occur at maturity. If the Final Price is below the Trigger Price, HSBC will deliver at maturity to you one share of the Underlying Stock for each Note that you own instead of the Principal Amount in cash. If you receive shares of the Underlying Stock at maturity, the value of the stock is expected to be significantly less than the Principal Amount of the Notes or may have no value at all.

♦ **Your Return Potential on the Notes is Expected to Be Limited to the Coupons Paid on the Notes** — Even though you will be subject to the risk of a decline in the price of the Underlying Stock, you are not expected to participate in any appreciation in the price of the Underlying Stock. If the Final Price is equal to or greater than the Trigger Price, HSBC will pay you the Principal Amount of your Notes in cash at maturity, and you will not participate in any appreciation or decline in the price of the Underlying Stock. If the Final Price is less than the Trigger Price, we will deliver to you shares of the Underlying Stock at maturity, each of which will be worth less than the Trigger Price as of the Final Valuation Date and are unlikely to be worth more than the Principal Amount as of the Maturity Date because this circumstance would require the prices of the common stock of JPMorgan Chase & Co. to appreciate by at least 42.86% from the Final Valuation Date to the Maturity Date (a period of approximately four business days), depending on the price of the Underlying Stock on the Final Valuation Date, which is unlikely to happen. Therefore, any positive return on the Notes as of the Maturity Date is expected to be limited to the coupons paid and may be less than your return potential on a direct investment in the Underlying Stock.

♦ **Contingent Repayment of the Principal Amount Only Applies at Maturity** — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment, even if the price of the Underlying Stock is above the Trigger Price.

♦ **Higher Coupon Rates Are Generally Associated with a Greater Risk of Loss** — Greater expected volatility with respect to the Underlying Stock reflects a higher degree of risk as of the Trade Date that the price of such Underlying Stock could close below the Trigger Price on the Final Valuation Date. This greater expected risk will generally be reflected in a higher coupon rate for the Notes. However, while the coupon rate is set on the Trade Date, the Underlying Stock's volatility can change significantly over the term of the Notes. Regardless of the expected volatility, the price of the Underlying Stock could fall sharply, which could result in a significant loss of your initial investment.

♦ **The Notes Are Subject to the Credit Risk of the Issuer** — The Notes are senior unsecured debt obligations of HSBC and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

♦ **Single Stock Risk** — The price of the Underlying Stock can rise or fall sharply due to factors specific to that Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying Stock and its issuer, please see "Information about the Underlying Stock" and "JPMorgan Chase & Co." in this free writing prospectus and the issuer's SEC filings referred to in those sections.

♦ **No Assurances of a Flat or Bullish Environment** — If you hold your Notes to maturity and the Final Price of the Underlying Stock is above the Trigger Price, HSBC will repay your full initial investment subject to its creditworthiness. However, HSBC cannot assure you of the economic environment during the term or at maturity of your Notes, and you may receive shares of the Underlying Stock at maturity worth less than your principal and that may be worthless.

♦ **The Notes Lack Liquidity** — The Notes will not be listed on any securities exchange or quotation system. One of HSBC's affiliates may offer to purchase the Notes in the secondary market, but is not required to do so and may cease any such market making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the Notes and therefore you may have to sell your Notes at a significant discount. You should be willing to hold the Notes to maturity.

♦ **Impact of Fees and Hedging Costs on Secondary Market Prices** — Generally, the price of the Notes in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦ **Owning the Notes Is Not the Same as Owning the Underlying Stock** — The return on your Notes may not reflect the return you would realize if you actually owned the Underlying Stock. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underlying Stock would have. Furthermore, the Underlying Stock may appreciate substantially during the term of your Notes and you should not expect to participate in such appreciation.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates** — HSBC, UBS Financial Services Inc., and their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Underlying Stock, and therefore, the market value of the Notes.

- **Potential HSBC and UBS Financial Services Inc. Impact on Price** — Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in the Underlying Stock or in futures, options, exchange-traded funds or other derivative products on the Underlying Stock, may adversely affect the market value of the Underlying Stock, and, therefore, the market value of your Notes.

- **Potential Conflict of Interest** — HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuer of the Underlying Stock, which may present a conflict between the obligations of HSBC or UBS Financial Services Inc., and you, as a holder of the Notes. HSBC, as the Calculation Agent, will determine the Payment at Maturity based on the Final Price. The Calculation Agent can postpone the determination of the Final Price or the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

- **Price Prior to Maturity** — The market price of the Notes will be influenced by many unpredictable factors, including the Closing Price of the Underlying Stock over the term of the Notes, volatilities, dividends, the time remaining to maturity of the Notes, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

- **The Notes Are Not Insured by any Governmental Agency of the United States or any Other Jurisdiction** — The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

- **There Is Limited Anti-Dilution Protection** — The Calculation Agent will adjust the Final Price for certain events affecting the shares of the Underlying Stock, such as stock splits and corporate actions which may affect the Payment at Maturity. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Underlying Stock. If an event occurs that does not require the Calculation Agent to adjust the Final Price, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the "Antidilution and Reorganization Adjustments" section on page S-10 of the accompanying stock-linked underlying supplement.

- **In Some Circumstances, the Payment You Receive on the Notes May be Based on the Stock of Another Company and Not the Underlying Stock** — Following certain corporate events relating to the issuer of the Underlying Stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the stock of a successor to the Underlying Stock issuer or any cash or any other assets distributed to holders of the Underlying Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section "Additional Note Terms — Merger Event and Tender Offer" beginning on page S-8 of the accompanying stock-linked underlying supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash from HSBC equal to your Principal Amount unless the Final Price of the Underlying Stock is below the Trigger Price (as such Trigger Price may be adjusted by the Calculation Agent upon occurrence of one or more such events).

- **Uncertain Tax Treatment** – Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section herein entitled "What are the Tax Consequences of the Notes?" and the section entitled "U.S. Federal Income Tax Considerations" on page S-32 of the accompanying prospectus supplement and consult your tax advisor regarding your particular tax situation.

Hypothetical Examples

The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Underlying Stock relative to its Initial Price. HSBC cannot predict the Final Price of the Underlying Stock. You should not take these examples as an indication or assurance of the expected performance of the Underlying Stock. The numbers appearing in the examples and table below have been rounded for ease of analysis. The following examples and table illustrate the Payment at Maturity per Note on a hypothetical offering of the Notes, based on the following assumptions*:

Term:	Approximately 24 months
Hypothetical Initial Price of the Underlying Stock:	$100.00 per share
Hypothetical Trigger Price:	$70.00 (70.00% of the hypothetical Initial Price)
Hypothetical Principal Amount:	$100.00 per Note (set equal to the hypothetical Initial Price)
Hypothetical coupon rate per annum**:	7.00% (0.5833% or $0.5833 per month)
Hypothetical total coupon payable over the term of the Notes**:	14.00%
Hypothetical Dividend yield on the Underlying Stock***:	4.00% over the term of Notes (based on an annual rate of 2.00%)

* The coupon rate per annum, the Initial Price, the Principal Amount and the Trigger Price will be set on the Trade Date.
** Coupon payments will be paid in arrears in monthly installments on an unadjusted basis during the term of the Notes.
*** Hypothetical dividend yield holders of the Underlying Stock might receive over the term of the Notes. Holders of the Notes will not be entitled to any dividend payments made on the Underlying Stock.

Scenario #1: The Final Price is not below the hypothetical Trigger Price of $70.00.
Since the Final Price is not below the hypothetical Trigger Price of $70.00, HSBC will pay you at maturity a cash payment equal to the Principal Amount of the Notes. This investment would outperform an investment in the Underlying Stock if the price appreciation of the Underlying Stock (plus dividends, if any) is less than 14.00% (based on 7.00% per annum over the two year term of the Notes).

If the Closing Price of the Underlying Stock on the Final Valuation Date is $100.00 (no change in the price of the Underlying Stock):

Payment at Maturity	$100.00	
Coupons:	$14.00	($0.5833 × 24 = $14.00)
Total:	$114.00	
Total Return on the Notes:	14.00%	

In this example, the total return on the Notes is 14.00%, while the total return on the Underlying Stock is 4.00% (including dividends).

If the Closing Price of the Underlying Stock on the Final Valuation Date is $130.00 (an increase of 30%):

Payment at Maturity	$100.00	
Coupons:	$14.00	($0.5833 × 24 = $14.00)
Total:	$114.00	
Total Return on the Notes:	14.00%	

In this example, the total return on the Notes is 14.00%, while the total return on the Underlying Stock is 34.00% (including dividends).

If the Closing Price of the Underlying Stock on the Final Valuation Date is $85.00 (a decline of 15%):

Payment at Maturity	$100.00	
Coupons:	$14.00	($0.5833 × 24 = $14.00)
Total:	$114.00	
Total Return on the Notes:	14.00%	

In this example, the total return on the Notes is 14.00%, while the total return on the stock is a loss of 11.00% (including dividends).

Scenario #2: The Final Price is below the hypothetical Trigger Price of $70.00.

Since the Final Price is below the hypothetical Trigger Price of $70.00, HSBC will deliver to you at maturity one share of the Underlying Stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the Closing Price of the Underlying Stock on the Maturity Date, and is expected to result in the loss of some or all of your principal.

If the Closing Price of the Underlying Stock on the Maturity Date is $60.00 (a decline of 40%):

Value of each share received:	$60.00	
Coupons:	$14.00	($0.5833 × 24 = $14.00)
Total:	$74.00	
Total Return on the Notes:	-26.00%	

In this example, the total return on the Notes is a loss of 26.00%, while the total return on the Underlying Stock is a loss of 36.00% (including dividends).

Underlying Stock			The Hypothetical Final Price Is Greater Than or Equal to the Hypothetical Trigger Price		The Hypothetical Final Price Is Less Than the Hypothetical Trigger Price	
Hypothetical Final Price[1]	Hypothetical Stock Price Return[2]	Hypothetical Total Return on the Underlying Stock at Maturity[3]	Hypothetical Total Payment at Maturity + Coupon Payments[4]	Hypothetical Total Return on the Notes at Maturity[5]	Hypothetical Total Payment at Maturity + Coupon Payments[6]	Hypothetical Total Return on the Notes at Maturity[5][7]
$150.00	50.00%	54.00%	$114.00	14.00%	N/A	N/A
$145.00	45.00%	49.00%	$114.00	14.00%	N/A	N/A
$140.00	40.00%	44.00%	$114.00	14.00%	N/A	N/A
$135.00	35.00%	39.00%	$114.00	14.00%	N/A	N/A
$130.00	30.00%	34.00%	$114.00	14.00%	N/A	N/A
$125.00	25.00%	29.00%	$114.00	14.00%	N/A	N/A
$120.00	20.00%	24.00%	$114.00	14.00%	N/A	N/A
$115.00	15.00%	19.00%	$114.00	14.00%	N/A	N/A
$110.00	10.00%	14.00%	$114.00	14.00%	N/A	N/A
$105.00	5.00%	9.00%	$114.00	14.00%	N/A	N/A
$100.00	0.00%	4.00%	$114.00	14.00%	N/A	N/A
$95.00	-5.00%	-1.00%	$114.00	14.00%	N/A	N/A
$90.00	-10.00%	-6.00%	$114.00	14.00%	N/A	N/A
$85.00	-15.00%	-11.00%	$114.00	14.00%	N/A	N/A
$80.00	-20.00%	-16.00%	$114.00	14.00%	N/A	N/A
$75.00	-25.00%	-21.00%	$114.00	14.00%	N/A	N/A
$70.00	-30.00%	-26.00%	$114.00	14.00%	N/A	N/A
$65.00	-35.00%	-31.00%	N/A	N/A	$79.00	-21.00%
$60.00	-40.00%	-36.00%	N/A	N/A	$74.00	-26.00%
$55.00	-45.00%	-41.00%	N/A	N/A	$69.00	-31.00%
$50.00	-50.00%	-46.00%	N/A	N/A	$64.00	-36.00%
$45.00	-55.00%	-51.00%	N/A	N/A	$59.00	-41.00%
$40.00	-60.00%	-56.00%	N/A	N/A	$54.00	-46.00%
$35.00	-65.00%	-61.00%	N/A	N/A	$49.00	-51.00%
$30.00	-70.00%	-66.00%	N/A	N/A	$44.00	-56.00%

[1] If the Final Price of the Underlying Stock is not below the Trigger Price on the Final Valuation Date, this number represents the Final Price as of the Final Valuation Date. If the Final Price of the Underlying Stock is below the Trigger Price on the Final Valuation Date, this number represents the Final Price as of the Final Valuation Date and the Maturity Date.

[2] If the Hypothetical Stock Price Return declines below -30.00%, you may lose up to 100% of your initial investment.

[3] The total return on the Underlying Stock at maturity includes a hypothetical 4.00% cash dividend payment (based on an annual rate of 2.00%).

[4] Payment consists of the Principal Amount plus Coupon Payments at a hypothetical rate of 7.00% per annum (equivalent to 14.00% over the term of the Notes).

[5] The total return on the Notes at maturity includes Coupon Payments at a hypothetical rate of 7.00% per annum (equivalent to 14.00% over the term of the Notes).

[6] Payment consists of shares of the Underlying Stock plus Coupon Payments at a hypothetical rate of 7.00% per annum (equivalent to 14.00% over the term of the Notes).

[7] If the hypothetical Final Price is less than the hypothetical Trigger Price, the total return at maturity will only be positive if the market price of the Underlying Stock on the Maturity Date is substantially greater than the hypothetical Final Price of that Underlying Stock on the Final Valuation Date. Such an increase in price is not likely to occur.

What are the Tax Consequences of the Notes?

The U.S. federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but HSBC urges you to read the more detailed discussion in the ''U.S. Federal Income Tax Considerations'' section on page S-32 of the accompanying prospectus supplement. The following discussion supplements the discussion in the ''U.S. Federal Income Tax Considerations'' section on page S-32 of the accompanying prospectus supplement.

The U.S. federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and HSBC hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument (the "Deposit") and a put option contract (the "Put Option") in respect of the Underlying Stock, and the balance of this summary assumes that the Notes will be so treated. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Deposit component — Because the Notes have a term greater than one year, amounts treated as interest on the Deposit will be includible in income by you in accordance with your regular method of accounting for U.S. federal income tax purposes.

Put Option component — The Put Option component would generally not be taxed until sale or maturity. At maturity, the Put Option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any Underlying Stock you receive (or are deemed to receive if the cash equivalent is paid).

With respect to Coupon Payments you receive, you agree to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

Underlying Stock	Coupon Rate per Annum (to be determined on the Trade Date)*	Interest on Deposit Component per Annum	Put Option Component per Annum
Common stock of JPMorgan Chase & Co.	[7.00]%	•%	•%

* The actual coupon rate will be determined on the Trade Date and will be at least equal to the coupon rate set forth herein for the offering of the Notes.

Upon a sale or exchange of your Notes prior to maturity, you would be required to apportion the value of the amount you receive between the Deposit and the Put Option on the basis of the relative fair market values thereof on the date of such sale or exchange. Except to the extent such gain or loss is attributable to accrued and unpaid interest with respect to the Deposit, any gain or loss recognized with respect to the Deposit would be capital gain or loss (and such gain or loss would be short-term or long-term capital gain or loss, depending on your holding period at such time) and any gain or loss recognized with respect to the Put Option would be treated as short-term capital gain or loss, as more fully described in the "U.S. Federal Income Tax Considerations" section on page S-32 of the accompanying prospectus supplement.

In the opinion of HSBC's counsel, Morrison & Foerster LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the U.S. federal income tax treatment of the Notes, it is possible that your Notes could be treated as a single contingent payment debt instrument subject to special U.S. Treasury Regulations governing contingent payment debt instruments. If the Notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent payment debt instrument with that projected payment schedule. This method is applied by first determining the yield at which the Issuer would issue a non-contingent fixed rate debt instrument with all other terms and conditions similar to the Notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield. These rules would generally have the effect of (i) treating each payment of stated interest on your Notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your Notes. It is also possible that, pursuant to some other characterization, the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, HSBC urges you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in the ''U.S. Federal Income Tax Considerations'' section on page S-32 of the accompanying prospectus supplement for a more detailed description of the tax treatment of your Notes.

HSBC will not attempt to ascertain whether the issuer of the Underlying Stock would be treated as a United States real property holding corporation ("USRPHC"), as defined for U.S. federal income tax purposes. If the issuer of the Underlying Stock were treated as a USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuer of the Underlying Stock and consult your tax advisor regarding the possible consequences to you if the issuer of an Underlying Stock is or becomes a USRPHC.

In addition, the Internal Revenue Service has released a Notice that may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. In addition, in 2007, legislation was proposed in Congress that would have required the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, HSBC intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and in the ''U.S. Federal Income Tax Considerations'' section on page S-32 of the accompanying prospectus supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, please see the discussion in the ''U.S. Federal Income Tax Considerations'' section on page S-32 of the accompanying prospectus supplement and consult your tax advisor.

Information about the Underlying Stock

Included on the following pages is a brief description of the issuer of the Underlying Stock. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low intraday prices and quarterly closing prices for the Underlying Stock. The information given below is for the four calendar quarters in each of 2007, 2008, 2009, 2010 and 2011. Complete data is provided for the first and second calendar quarters of 2012 and partial data is provided for the third calendar quarter of 2012. HSBC obtained the intraday and closing prices set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. You should not take the historical prices of the Underlying Stock as an indication of future performance.

The Underlying Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the Underlying Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the issuer of the Underlying Stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

JPMorgan Chase & Co.

According to publicly available information, JPMorgan Chase & Co. provides global financial services and retail banking. The company provides services such as investment banking, treasury and securities services, asset management, private banking, card member services, commercial banking, and home finance. The company serves business enterprises, institutions, and individuals. Information filed by JPM with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-05805 or its CIK Code: 0000019617.

Historical Information

The following table sets forth the quarterly high and low intraday prices and quarterly closing prices for JPM's common stock, based on daily intraday prices or quarterly closing prices, as applicable, on the primary exchange for JPM, as reported by Bloomberg. JPM's Closing Price on August 16, 2012 was $37.10. The actual Initial Price will be the Closing Price of JPM's common stock on the Trade Date. **Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	$51.95	$45.91	$48.38
4/2/2007	6/29/2007	$53.25	$47.70	$48.45
7/2/2007	9/28/2007	$50.48	$42.18	$45.82
10/1/2007	12/31/2007	$48.02	$40.15	$43.65
1/2/2008	3/31/2008	$49.28	$36.02	$42.95
4/1/2008	6/30/2008	$49.75	$33.96	$34.31
7/1/2008	9/30/2008	$48.35	$29.25	$46.70
10/1/2008	12/31/2008	$50.50	$19.69	$31.53
1/2/2009	3/31/2009	$31.64	$14.96	$26.58
4/1/2009	6/30/2009	$38.94	$25.32	$34.11
7/1/2009	9/30/2009	$46.50	$31.59	$43.82
10/1/2009	12/31/2009	$47.47	$40.06	$41.67
1/3/2010	3/31/2010	$46.05	$37.03	$44.75
4/1/2010	6/30/2010	$48.20	$36.51	$36.61
7/1/2010	9/30/2010	$41.70	$35.16	$38.07
10/1/2010	12/31/2010	$43.12	$36.54	$42.42
1/3/2011	3/31/2011	$48.35	$42.65	$46.10
4/1/2011	6/30/2011	$47.80	$39.25	$40.94
7/1/2011	9/30/2011	$42.54	$28.53	$30.12
10/3/2011	12/30/2011	$37.54	$27.85	$33.25
1/3/2012	3/30/2012	$46.49	$34.01	$45.98
4/2/2012	6/29/2012	$46.35	$30.83	$35.73
7/2/2012	8/16/2012*	$37.86	$33.10	$37.10

* As of the date of this free writing prospectus, available information for the third calendar quarter of 2012 includes data for the period from July 2, 2012 through August 16, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of JPM's common stock from August 16, 2007 through August 16, 2012, based on information from Bloomberg. The dotted line represents a hypothetical Trigger Price, equal to 70% of the Closing Price on August 16, 2012. The actual Trigger Price will be based on the Closing Price of JPM's common stock on the Trade Date. **Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.**



Historical Performance of the Common Stock of JPMorgan Chase & Co.

Hypothetical* Trigger Price: $25.97

*The actual Trigger Price will be 70% of the Initial Price, which will be determined on the Trade Date.

Source: Bloomberg

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Indicative Terms" in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the coupon rate. In such a case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Price. If a Market Disruption Event exists with respect to the Underlying Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the accompanying prospectus supplement.